Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-265158

Fact Sheet (as of 01/31/23)

iPath® Series B Bloomberg Copper	JJC
Subindex Total ReturnSM ETN

Investment Objective

•	The ETNs are designed for investors who have a bullish view on the Copper futures market. The investors bear the downsiderisk if this view doesn’t materialize, i.e., if the price of underlying index depreciates.

•	Designed to provide exposure to the Bloomberg Copper Subindex Total ReturnSM Index (the “Index”).

Index Methodology

1.	The Index reflects the returns that are potentially available through an unleveraged investment in the futures contracts on copper.

2.	While the performance of these products is intended to provide investors with exposure to an index tracking Copper futures, the performance will differ from the returns of spot Copper prices.

ETN and Index Historical Performance (as of 01/31/23)

170
150
130
110
90
70
50
Bloomberg Copper Subindex Total Return
ETN Closing Indicative Note Value Return
Jan-18
Apr-18
Jul-18
Oct-18
Jan-19
Apr-19
Jul-19
Oct-19
Jan-20
Apr-20
Jul-20
Oct-20
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22
Jul-22
Oct-22
Jan-23

Source: Barclays, Bloomberg
The chart above shows the historical performance of the ETN and the Index from the ETN Inception Date which was January 17, 2018 to the previous days closing price. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Performance Statistics (as of 01/31/23)

	1 mo	3 mo	6 mo	1 YR
Bloomberg Copper Subindex Total Return	11.35%	26.88%	20.41%	-0.64%
ETN Closing Indicative Note Value Return	11.31%	26.73%	20.14%	-1.08%

Source: Barclays, Bloomberg
Past performance is not indicative of future results.

Summary

Primary Exchange	NYSE ARCA
ETN Ticker	JJC
Intraday Indicative Value Ticker[1]	JJC.IV
Bloomberg ETN keystroke	JJC<EQUITY><GO>
Bloomber Index Ticker	BCOMHGTR
Investor Fee Rate[2]	0.45% per annum
CUSIP	06746P555
ISIN	US06746P5558
Inception Date	17-Jan-18
Maturity	23-Jan-48

Market Indicators (as of 01/31/23)

Closing Indicative Note Value	$21.4658
Market Capitalization[3]	$75,280,561
ETNs Outstanding	3,507,000

ETN versus ETF

•	Both ETNs and ETFs can provide investors access to the potential returns of various market benchmarks.

•	iPath ETNs are senior unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies holding an underlying portfolio of securities.

•	ETNs are linked to the performance of an index.

Potential Tax Efficiency

iPath ETNs are prepaid executory contracts with respect to the relevant index. As such, investors should recognize gain or loss upon the sale, redemption or maturity of their iPath ETNs in an amount equal to the difference between the amount they receive at such time and their tax basis in the securities. iPath ETNs do not issue K-1s.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

The prospectus for the ETNs can be accessed at
ipathetn.barclays/jjc

Fact Sheet (as of 01/31/23)

iPath® Series B Bloomberg Copper	JJC
Subindex Total ReturnSM ETN

1. The investor fee rate per ETN is equal to 0.45% per year. The investor fee on the inception date was equal to zero. On each subsequent calendar day until maturity or early redemption of the relevant series of ETNs, the investor fee per ETN for a series of ETNs will be equal to (1) the Investor Fee Rate times (2) the applicable closing indicative value on the immediately preceding calendar day times (3) the applicable daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. The daily index factor on any index business day will equal (1) the closing level of the Index to which those ETNs are linked on such index business day divided by (2) the closing level of such underlying Index on the immediatelyprecedingindexbusinessday.

Intraday Indicative Value. The "intraday indicative value" meant to approximate the value of theETNs during thecurrent trading day by reference to theunderlying index iscalculated and published during the course of each trading day. The intraday indicative value is intended to provide investors with an approximation of the effect that intraday changes in the level of the underlying index would have on the closing indicative value of the ETNs. The intraday indicative value only reflects the accrued investor fee and other applicable costs at the close of business on the preceding day, but does not include any adjustment for the investor fee or applicable costs accruing during the course of the current day. For more information on how the intraday indicative value is calculated, please see the section "Valuation of the ETNs" in theprospectusrelatingtotheETNs.

2. The intraday indicative value is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of the ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity, or bid-offer spreads. Published index levels from the sponsors of the indices underlying the ETNs may occasionally be subject to delay or postponement. Any such delays or postponements will affect the level of the index and therefore the intraday indicative value of the ETNs. Index levels provided by the sponsors of the indices underlying the ETNs do not necessarily reflect the depth and liquidity of the underlying markets for the index components. For this reason and others, the actual trading priceof theETNs may be differentfromtheirintradayindicativevalue.

3. MarketCapitalization=ClosingIndicativeNote Valuex ETNs Outstanding.

Selected risk considerations

An investment in the iPath® ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here and select product specific risk factors are summarized under “Select Risk Considerations” on the relevant product pages, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product prospectus.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index level has increased or decreased, as the case may be. Because the ETNs are subject to an investor fee and other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Concentration Risk: Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments.

Issuer Redemption: If specified in the applicable prospectus, Barclays Bank PLC will have the right to redeem or call a series of ETNs (in whole but not in part) at its sole discretion and without your consent on any trading day on or after the inception date until and including maturity.

Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets or the U.S. Treasury market, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on a U.S. national securities exchange, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 5,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the product prospectus.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. Sales in the secondary market may result in significant losses.

Barclays Bank PLC has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus for this offering in that registration statement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the base prospectus from Barclays Bank PLC by calling toll-free 1-888-227-2275(extension 7-7990).

iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. "Bloomberg Copper Subindex Total ReturnSM" is a service mark of Bloomberg Finance L.P. and its affiliates (collectively, "Bloomberg") and have been licensed for use for certain purposes by Barclays Bank PLC. Any ETNs based on the Bloomberg Commodity Indices are not sponsored, endorsed, sold or promoted by Bloomberg, or any of their subsidiaries or affiliates. None of Bloomberg or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparties to the ETNs or any member of the public regarding the advisability of investing in securities or commodities generally or in the ETNs particularly. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission,of their respective owners.

© 2023 Barclays Bank PLC. All rights reserved.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

The prospectus for the ETNs can be accessed at
ipathetn.barclays/jjc